Filed by Barrick Gold Corporation (Commission File No. 001-09059)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Newmont Mining Corporation
Commission File No.:  001-31240

The following communication was sent by Barrick Gold Corporation to employees on February 25, 2019.

BARRICK GOLD CORPORATION TD Canada Trust Tower 161 Bay Street, Suite 3700 Toronto, ON M5J 2S1 Canada Tel +1 416 861 9911 Fax +1 416 861 2482 www.barrick.com

February 25, 2019

Dear Colleagues

Today Barrick proposed a merger to Newmont which we believe promises significant value to both companies.

The logic for such a deal is so compelling that I believe it is important that we share this proposition with both sets of shareholders.  All other considerations aside, the combination of our Nevada assets – our mineral endowments and their processing capabilities – will create a powerhouse without equal in the gold mining industry.

I know that you are still digesting the merger with Randgold, in terms of operating style as well as asset rationalization, and that a potential merger with Newmont presents a new challenge.  Given the rewards that are to be reaped, however, I am sure that I can count on your support as we embark on the next stage of a total transformation of the gold mining industry, to the benefit of our employees and all our other stakeholders.

Yours sincerely

Mark Bristow
Barrick President and CEO

ENQUIRIES:
President and chief executive Mark Bristow +1 647 205 7694 +44 788 071 1386	Senior executive vice-president and chief financial officer Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & media relations Kathy du Plessis +44 20 7557 7738 Email: barrick@dpapr.com

Website:  www.barrick.com

Additional Information and Where to Find It
Barrick may file a registration statement on Form F-4 containing a prospectus of Barrick with the SEC in connection with the proposed transaction or a proxy statement (the “Barrick Proxy”) in connection with Newmont’s special meeting of stockholders.  Any definitive proxy statement or final prospectus will be sent to the stockholders of Newmont.  Investors and security holders are urged to read the Barrick Proxy, the prospectus and any other relevant document filed with the SEC if and when they become available, because they will contain important information about Barrick, Newmont and the proposed transaction.  The Barrick Proxy, the prospectus and other documents relating to the proposed transaction (if and when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents (if and when they become available) can also be obtained free of charge from Barrick by directing a request to: Barrick Investor Relations: +1 416 861-9911, toll free (North America) at 1-800-720-7415 and 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1, Canada.

Participants in Solicitation
This communication is a not a solicitation of a proxy from any investor or securityholder.  However, Barrick and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Newmont stockholders in connection with Newmont’s special meeting of stockholders under the rules of the SEC.  Certain information about the directors and executive officers of Barrick may be found in its 2017 Annual Report on Form 40-F filed with the SEC on March 26, 2018.  Additional information regarding the interests of these participants will also be included in the proxy statement and the prospectus regarding the proposed transaction if and when they become available.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.